Exhibit 3.1

PROPOSED
AMENDMENT TO
THE AMENDED AND RESTATED BY-LAWS OF SOTHEBY’S

This Amendment to the Amended and Restated By-Laws of Sotheby’s (the “Corporation”), dated November 4, 2010 (the “By-Laws”), which amends the By-Laws to designate Delaware as the exclusive forum for certain corporate and other disputes, was approved and adopted by the Board of Directors of the Corporation at their meeting held on February 25, 2016:

1.	ARTICLE VIII of the By-Laws is hereby amended to add a new Section 8.7, as set forth below:
“Section 8.7. Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these By-Laws (in each case, as may be amended and/or restated from time to time), or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, (4) any action asserting a claim governed by the internal affairs doctrine, or (5) any action, suit or proceeding regarding indemnification or advancement or reimbursement of expenses arising out of the Certificate of Incorporation, these By-Laws or otherwise, in all cases to the fullest extent permitted by law. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.7.”

2.	ARTICLE VIII of the By-Laws is hereby amended to add a new Section 8.8, as set forth below:
“Section 8.8. Severability. If any provision or provisions of these By-Laws shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of these By-Laws (including, without limitation, each portion of any paragraph containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of these By-Laws (including, without limitation, each such portion of any paragraph containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.”

3.	Section 7.9 is hereby deleted in its entirety. Section 7.10 and Section 7.11 are hereby renamed “Section 7.9” and “Section 7.10,” respectively.

4.	This Amendment to the By-Laws is effective February 25, 2016, the date the Board of Directors of the Corporation adopted and approved such amendment.

Exhibit 3.1

SOTHEBY’S

By: /S/ DAVID G. SCHWARTZ
David G. Schwartz
Senior Vice President,
Chief Securities Counsel
and Corporate Secretary

Date:    February 25, 2016